UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28724 / May 12, 2009

In the Matter of

PROSHARES TRUST and
PROSHARE ADVISORS LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

(812-13400)

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

ProShares Trust and ProShare Advisors LLC filed an application on June 29, 2007 and
amendments to the application on October 3, 2007, April 11, 2008, November 7, 2008, February
5, 2009 and April 14, 2009, requesting an order under sections 6(c) and 17(b) of the Investment
Company Act of 1940 ("Act") to amend a prior order under section 6(c) of the Act granting an
exemption from sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the Act and rule 22c-1 under the
Act, and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1)
and (a)(2) of the Act ("Prior Order").[1]

The Prior Order permits: (a) series of an open-end management investment company ("Initial
Funds") to issue shares redeemable in large aggregations only ("Creation Unit Aggregations");
(b) secondary market transactions in the shares to occur at negotiated prices; (c) dealers to sell
the shares to purchasers in the secondary market unaccompanied by a prospectus, when
prospectus delivery is not required by the Securities Act of 1933; and (d) certain affiliated
persons of the Initial Funds to deposit securities into, and receive securities from, the Initial
Funds in connection with the purchase and redemption of Creation Unit Aggregations. The
amended order: (a) provides greater operational flexibility to the Initial Funds, the new series
described in the application and the future series of ProShares Trust (collectively, "Funds"); (b)
expands the category of Funds designed to correspond to the return of an underlying index to
include Funds that seek to match the performance of an underlying index primarily focused on
United States equity securities that applies a strategy referred to as 130/30; (c) permits Funds that
are based on foreign equity securities indices to pay redemption proceeds under certain

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[1] ProShares Trust, et al., Investment Company Act Release Nos. 27323 (May 18, 2006) (notice) and 27394 (June
13, 2006) (order), amended by Investment Company Act Release Nos. 27609 (Dec. 22, 2006) (notice) and 27666
(Jan. 18, 2007) (order) and further amended by Investment Company Act Release Nos. 27975 (Sep. 21, 2007)
(notice) and 28014 (Oct. 17, 2007) (order).

circumstances more than seven days after the tender of a Creation Unit Aggregation for redemption, but in any event within a period not to exceed 14 calendar days; (d) deletes a condition related to future relief in the Prior Order and permits applicants to offer additional series using underlying securities indices different than those permitted under the Prior Order; (e) deletes the relief granted in the Prior Order from section 24(d) of the Act and revises the applications on which the Prior Order was issued ("Prior Applications") accordingly; and (f) amends the terms and conditions of the Prior Applications with respect to certain disclosure requirements.

On April 14, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28696). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition, it is found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of ProShares Trust, et al. (File No. 812-13400),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and (a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary